UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 30, 2018

BRIX STUDENT HOUSING REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Shareholder Distributions

On October 29, 2018, the board of directors of Brix Student Housing REIT, Inc. (the “Company”) declared distributions based on daily record dates for the period November 1, 2018 through November 30, 2018 at a rate of $$0.00083333 per share per day on the outstanding shares of the Company’s common stock, which the Company will pay on December 21, 2018. The daily dividend rate of $$0.00083333 per share of common stock per day represents an annualized rate of return for the month of November, if paid each day for a 365-day period, equal to 6.0% based on a $5.00 value per share of common stock.

Safe Harbor Statement

The amount of future cash distributions, and the declaration and payment thereof, will be determined by the Company’s board of directors based on the Company’s financial condition and such other factors as the board of directors deems relevant. The Company’s operating performance and the timing and amount of future cash distributions is subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 17, 2018 (which includes our Offering Circular), filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX STUDENT HOUSING REIT, INC. (Exact name of issuer as specified in its charter)

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: October 30, 2018